Exhibit 99.2

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Periods Ended December 31, 2025
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the periods ended December 31, 2025

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the periods ended December 31,
($ millions, except per share amounts)

		Three Months Ended		Twelve Months Ended
	Notes	2025	2024	2025	2024

Revenues	1	10,883	12,813	49,696	54,277
Expenses	1
Purchased Product, Transportation and Blending		6,732	8,906	32,688	36,641
Operating		1,365	1,627	6,336	6,841
(Gain) Loss on Risk Management	20	42	16	(37)	58
Depreciation, Depletion, Amortization and Exploration Expense	10,11,12	1,404	1,238	5,233	4,940
(Income) Loss From Equity-Accounted Affiliates		(8)	(18)	(53)	(66)
General and Administrative		242	201	812	794
Finance Costs, Net	4	165	120	569	514
Integration, Transaction and Other Costs	3	111	53	234	166
Foreign Exchange (Gain) Loss, Net	5	(165)	381	(361)	462
(Gain) Loss on Divestiture of Assets	3,6	22	2	(87)	(119)
Re-measurement of Contingent Payments		—	—	—	30
Other (Income) Loss, Net		(61)	103	(115)	(55)
Earnings (Loss) Before Income Tax		1,034	184	4,477	4,071
Income Tax Expense (Recovery)	8	100	38	547	929
Net Earnings (Loss)		934	146	3,930	3,142

Other Comprehensive Income (Loss), Net of Tax	17
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		7	3	17	14
Change in the Fair Value of Equity Instruments at FVOCI (1)	20	(2)	(52)	(25)	71
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		(223)	801	(1,904)	1,020
Total Other Comprehensive Income (Loss), Net of Tax		(218)	752	(1,912)	1,105
Comprehensive Income (Loss)		716	898	2,018	4,247

Net Earnings (Loss) Per Common Share ($)	9
Basic		0.51	0.08	2.16	1.68
Diluted		0.50	0.07	2.15	1.67

(1)Fair value through other comprehensive income (loss) (“FVOCI”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

		December 31,	December 31,
	Notes	2025	2024

Assets
Current Assets
Cash and Cash Equivalents		2,740	3,093
Accounts Receivable and Accrued Revenues		3,435	2,614
Income Tax Receivable		366	231
Inventories		3,349	4,496
Total Current Assets		9,890	10,434
Restricted Cash		256	241
Exploration and Evaluation Assets, Net	1,10	575	484
Property, Plant and Equipment, Net	1,11	45,260	38,568
Right-of-Use Assets, Net	1,12	2,153	1,950
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		295	399
Other Assets		464	451
Deferred Income Taxes		1,594	1,064
Goodwill	1	2,912	2,923
Total Assets		63,424	56,539

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,847	6,242
Income Tax Payable		98	396
Short-Term Borrowings	13	—	173
Long-Term Debt	13	—	192
Lease Liabilities	12	369	359
Total Current Liabilities		6,314	7,362
Long-Term Debt	13	11,032	7,342
Lease Liabilities	12	2,806	2,568
Decommissioning Liabilities	14	4,872	4,534
Other Liabilities	15	889	919
Deferred Income Taxes		5,873	4,045
Total Liabilities		31,786	26,770
Shareholders’ Equity		31,622	29,754
Non-Controlling Interest		16	15
Total Liabilities and Equity		63,424	56,539

Commitments and Contingencies	23

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Treasury Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total
	(Note 16)	(Note 16)	(Note 16)	(Note 16)			(Note 17)

As at December 31, 2023	16,031	—	519	25	2,002	8,913	1,208	28,698
Net Earnings (Loss)	—	—	—	—	—	3,142	—	3,142
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	1,105	1,105
Total Comprehensive Income (Loss)	—	—	—	—	—	3,142	1,105	4,247
Common Shares Issued Under Stock Option Plans	68	—	—	—	(16)	—	—	52
Purchase of Common Shares Under NCIB (2)	(479)	—	—	—	(966)	—	—	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	—	(43)	—	—	—	—	—	(43)
Preferred Shares Redeemed	—	—	(163)	—	(87)	—	—	(250)
Warrants Exercised	39	—	—	(13)	—	—	—	26
Stock-Based Compensation Expense	—	—	—	—	11	—	—	11
Base Dividends on Common Shares	—	—	—	—	—	(1,255)	—	(1,255)
Variable Dividends on Common Shares	—	—	—	—	—	(251)	—	(251)
Dividends on Preferred Shares	—	—	—	—	—	(36)	—	(36)
As at December 31, 2024	15,659	(43)	356	12	944	10,513	2,313	29,754
Net Earnings (Loss)	—	—	—	—	—	3,930	—	3,930
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	—	(1,912)	(1,912)
Total Comprehensive Income (Loss)	—	—	—	—	—	3,930	(1,912)	2,018
Common Shares Issued (Note 3)	3,667	—	—	—	—	—	—	3,667
Common Shares Issued Under Stock Option Plans	20	—	—	—	(4)	—	—	16
Purchase of Common Shares Under NCIB (2)	(771)	—	—	—	(541)	(683)	—	(1,995)
Purchase of Common Shares Under Employee Benefit Plan	—	(155)	—	—	—	—	—	(155)
Common Shares Issued Under Employee Benefit Plan	—	82	—	—	(6)	—	—	76
Preferred Shares Redeemed	—	—	(243)	—	(107)	—	—	(350)
Warrants Exercised	24	—	—	(8)	—	—	—	16
Stock-Based Compensation Expense	—	—	—	—	12	—	—	12
Base Dividends on Common Shares	—	—	—	—	—	(1,423)	—	(1,423)
Dividends on Preferred Shares	—	—	—	—	—	(14)	—	(14)
As at December 31, 2025	18,599	(116)	113	4	298	12,323	401	31,622

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”). Includes taxes payable on purchase of shares.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the periods ended December 31,
($ millions)

		Three Months Ended		Twelve Months Ended
	Notes	2025	2024	2025	2024

Operating Activities
Net Earnings (Loss)		934	146	3,930	3,142
Depreciation, Depletion and Amortization	11,12	1,372	1,225	5,192	4,871
Deferred Income Tax Expense (Recovery)	8	289	(350)	(231)	(474)
Unrealized (Gain) Loss on Risk Management	20	50	(19)	(15)	12
Unrealized Foreign Exchange (Gain) Loss	5	(176)	449	(424)	550
Realized Foreign Exchange (Gain) Loss on Non-Operating Items		19	—	23	—
(Gain) Loss on Divestiture of Assets	3,6	22	2	(87)	(119)
Re-measurement of Contingent Payments		—	—	—	30
Unwinding of Discount on Decommissioning Liabilities	14	64	56	243	225
(Income) Loss From Equity-Accounted Affiliates		(8)	(18)	(53)	(66)
Distributions Received From Equity-Accounted Affiliates		25	39	135	172
Stock-Based Compensation, Net of Payments		69	(2)	163	(145)
Other		14	73	(5)	(34)
Settlement of Decommissioning Liabilities	14	(82)	(64)	(280)	(234)
Net Change in Non-Cash Working Capital	22	(184)	492	(363)	1,305
Cash From (Used in) Operating Activities		2,408	2,029	8,228	9,235

Investing Activities
Acquisitions, Net of Cash Acquired	3	(3,430)	(3)	(3,666)	(22)
Capital Investment	1	(1,360)	(1,478)	(4,907)	(5,015)
Proceeds From Divestitures	6	1,878	(1)	1,891	46
Acquisition of Ownership Interest in MEG Energy Corp.	3	(752)	—	(752)	—
Net Change in Investments and Other		2	(17)	(7)	(80)
Net Change in Non-Cash Working Capital	22	24	(14)	(236)	(55)
Cash From (Used in) Investing Activities		(3,638)	(1,513)	(7,677)	(5,126)

Net Cash Provided (Used) Before Financing Activities		(1,230)	516	551	4,109

Financing Activities	22
Net Issuance (Repayment) of Short-Term Borrowings		—	79	152	5
Issuance of Long-Term Debt	13	5,265	—	5,265	—
Repayment of Long-Term Debt	13	(2,129)	—	(2,324)	—
Principal Repayment of Leases	12	(84)	(80)	(350)	(299)
Net Proceeds (Repayment) on Repurchase Agreements		230	—	413	—
Common Shares Issued Under Stock Option Plans		4	1	16	52
Purchase of Common Shares Under NCIB	16	(714)	(108)	(1,995)	(1,445)
Purchase of Common Shares Under Employee Benefit Plan	16	(61)	(43)	(155)	(43)
Redemption of Preferred Shares	16	—	(250)	(350)	(250)
Proceeds From Exercise of Warrants		11	1	16	26
Dividends Paid	9	(380)	(348)	(1,437)	(1,551)
Other		—	7	—	—
Cash From (Used in) Financing Activities		2,142	(741)	(749)	(3,505)

Effect of Foreign Exchange on Cash and Cash Equivalents		(73)	214	(155)	262
Increase (Decrease) in Cash and Cash Equivalents		839	(11)	(353)	866
Cash and Cash Equivalents, Beginning of Period		1,901	3,104	3,093	2,227
Cash and Cash Equivalents, End of Period		2,740	3,093	2,740	3,093

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets, as well as Christina Lake, which includes the results from the acquisition of MEG Energy Corp. (“MEG”) through a plan of arrangement (the “MEG Acquisition”) (see Note 3). Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas in Alberta and British Columbia in the Edson, Clearwater and Rainbow Lake operating areas, in addition to the Northern Corridor, which includes Elmworth and Wapiti. The segment also includes interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in the east coast of Canada and the Asia Pacific region, representing China and the equity-accounted investment in Husky-CNOOC Madura Limited (“HCML”), which is engaged in the exploration for, and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries. On September 30, 2025, Cenovus divested its entire 50 percent interest in the jointly-owned Wood River and Borger refineries held through WRB Refining LP (“WRB”) with operator Phillips 66 (see Note 6). The U.S. Refining segment included the WRB results up to the date of divestiture. Cenovus markets its own and third-party refined products.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate-related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	5,667	5,332	369	345	337	373	6,373	6,050
Intersegment Sales	1,545	1,759	369	431	—	—	1,914	2,190
	7,212	7,091	738	776	337	373	8,287	8,240
Royalties	(639)	(874)	(11)	(15)	(20)	(25)	(670)	(914)
Revenues	6,573	6,217	727	761	317	348	7,617	7,326
Expenses
Purchased Product	891	530	386	470	(6)	—	1,271	1,000
Transportation and Blending	2,737	2,735	92	79	3	2	2,832	2,816
Operating	722	615	95	123	76	104	893	842
Realized (Gain) Loss on Risk Management	(2)	(3)	(5)	1	—	—	(7)	(2)
Operating Margin	2,225	2,340	159	88	244	242	2,628	2,670
Unrealized (Gain) Loss on Risk Management	6	(3)	3	(6)	—	—	9	(9)
Depreciation, Depletion and Amortization	983	787	117	112	111	142	1,211	1,041
Exploration Expense	4	(4)	22	1	6	16	32	13
(Income) Loss From Equity- Accounted Affiliates	—	—	(1)	1	(7)	(19)	(8)	(18)
Segment Income (Loss)	1,232	1,560	18	(20)	134	103	1,384	1,643

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended December 31,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	1,023	1,105	4,157	6,572	5,180	7,677
Intersegment Sales	133	158	1	2	134	160
	1,156	1,263	4,158	6,574	5,314	7,837
Royalties	—	—	—	—	—	—
Revenues	1,156	1,263	4,158	6,574	5,314	7,837
Expenses
Purchased Product	910	1,068	3,664	6,296	4,574	7,364
Transportation and Blending	—	—	—	—	—	—
Operating	178	148	413	718	591	866
Realized (Gain) Loss on Risk Management	—	—	—	3	—	3
Operating Margin	68	47	81	(443)	149	(396)
Unrealized (Gain) Loss on Risk Management	—	—	—	5	—	5
Depreciation, Depletion and Amortization	39	38	99	124	138	162
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	29	9	(18)	(572)	11	(563)

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

	Corporate and Eliminations		Consolidated
For the three months ended December 31,	2025	2024	2025	2024
Gross Sales
External Sales	—	—	11,553	13,727
Intersegment Sales	(2,048)	(2,350)	—	—
	(2,048)	(2,350)	11,553	13,727
Royalties	—	—	(670)	(914)
Revenues	(2,048)	(2,350)	10,883	12,813
Expenses
Purchased Product	(1,777)	(2,067)	4,068	6,297
Transportation and Blending	(168)	(207)	2,664	2,609
Purchased Product, Transportation and Blending	(1,945)	(2,274)	6,732	8,906
Operating	(119)	(81)	1,365	1,627
Realized (Gain) Loss on Risk Management	(1)	34	(8)	35
Unrealized (Gain) Loss on Risk Management	41	(15)	50	(19)
Depreciation, Depletion and Amortization	23	22	1,372	1,225
Exploration Expense	—	—	32	13
(Income) Loss From Equity-Accounted Affiliates	—	—	(8)	(18)
Segment Income (Loss)	(47)	(36)	1,348	1,044
General and Administrative	242	201	242	201
Finance Costs, Net	165	120	165	120
Integration, Transaction and Other Costs	111	53	111	53
Foreign Exchange (Gain) Loss, Net	(165)	381	(165)	381
(Gain) Loss on Divestiture of Assets	22	2	22	2
Other (Income) Loss, Net	(61)	103	(61)	103
	314	860	314	860
Earnings (Loss) Before Income Tax			1,034	184
Income Tax Expense (Recovery)			100	38
Net Earnings (Loss)			934	146

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	21,541	21,857	1,305	1,211	1,508	1,572	24,354	24,640
Intersegment Sales	6,786	6,590	1,355	1,848	—	—	8,141	8,438
	28,327	28,447	2,660	3,059	1,508	1,572	32,495	33,078
Royalties	(2,920)	(3,274)	(55)	(76)	(80)	(99)	(3,055)	(3,449)
Revenues	25,407	25,173	2,605	2,983	1,428	1,473	29,440	29,629
Expenses
Purchased Product	2,886	1,851	1,337	1,823	—	—	4,223	3,674
Transportation and Blending	10,875	11,000	351	320	17	11	11,243	11,331
Operating	2,754	2,511	464	555	349	423	3,567	3,489
Realized (Gain) Loss on Risk Management	8	20	(4)	(6)	—	—	4	14
Operating Margin	8,884	9,791	457	291	1,062	1,039	10,403	11,121
Unrealized (Gain) Loss on Risk Management	3	(16)	(4)	4	—	—	(1)	(12)
Depreciation, Depletion and Amortization	3,433	3,117	479	442	440	563	4,352	4,122
Exploration Expense	11	2	22	1	8	66	41	69
(Income) Loss From Equity- Accounted Affiliates	(38)	(14)	—	2	(31)	(53)	(69)	(65)
Segment Income (Loss)	5,475	6,702	(40)	(158)	645	463	6,080	7,007

	Downstream
	Canadian Refining		U.S. Refining		Total
For the twelve months ended December 31,	2025	2024	2025	2024	2025	2024
Gross Sales
External Sales	4,282	4,787	24,115	28,299	28,397	33,086
Intersegment Sales	797	523	3	9	800	532
	5,079	5,310	24,118	28,308	29,197	33,618
Royalties	—	—	—	—	—	—
Revenues	5,079	5,310	24,118	28,308	29,197	33,618
Expenses
Purchased Product	4,128	4,483	21,727	25,769	25,855	30,252
Transportation and Blending	—	—	—	—	—	—
Operating	597	907	2,546	2,763	3,143	3,670
Realized (Gain) Loss on Risk Management	—	—	(6)	8	(6)	8
Operating Margin	354	(80)	(149)	(232)	205	(312)
Unrealized (Gain) Loss on Risk Management	—	—	(5)	8	(5)	8
Depreciation, Depletion and Amortization	178	185	566	462	744	647
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	176	(265)	(710)	(702)	(534)	(967)

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

	Corporate and Eliminations		Consolidated
For the twelve months ended December 31,	2025	2024	2025	2024
Gross Sales
External Sales	—	—	52,751	57,726
Intersegment Sales	(8,941)	(8,970)	—	—
	(8,941)	(8,970)	52,751	57,726
Royalties	—	—	(3,055)	(3,449)
Revenues	(8,941)	(8,970)	49,696	54,277
Expenses
Purchased Product	(7,910)	(7,823)	22,168	26,103
Transportation and Blending	(723)	(793)	10,520	10,538
Purchased Product, Transportation and Blending	(8,633)	(8,616)	32,688	36,641
Operating	(374)	(318)	6,336	6,841
Realized (Gain) Loss on Risk Management	(20)	24	(22)	46
Unrealized (Gain) Loss on Risk Management	(9)	16	(15)	12
Depreciation, Depletion and Amortization	96	102	5,192	4,871
Exploration Expense	—	—	41	69
(Income) Loss From Equity-Accounted Affiliates	16	(1)	(53)	(66)
Segment Income (Loss)	(17)	(177)	5,529	5,863
General and Administrative	812	794	812	794
Finance Costs, Net	569	514	569	514
Integration, Transaction and Other Costs	234	166	234	166
Foreign Exchange (Gain) Loss, Net	(361)	462	(361)	462
(Gain) Loss on Divestiture of Assets	(87)	(119)	(87)	(119)
Re-measurement of Contingent Payments	—	30	—	30
Other (Income) Loss, Net	(115)	(55)	(115)	(55)
	1,052	1,792	1,052	1,792
Earnings (Loss) Before Income Tax			4,477	4,071
Income Tax Expense (Recovery)			547	929
Net Earnings (Loss)			3,930	3,142

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	5,497	5,220	59	50	58	58	5,614	5,328
Natural Gas and Other	74	69	255	195	187	239	516	503
NGLs (1)	96	43	55	100	92	76	243	219
External Sales	5,667	5,332	369	345	337	373	6,373	6,050

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended December 31,	2025	2024	2025	2024	2025	2024
Gasoline	53	66	1,934	3,179	1,987	3,245
Distillates (2)	354	341	1,571	2,483	1,925	2,824
Synthetic Crude Oil	353	491	—	—	353	491
Asphalt	109	115	168	276	277	391
Other Products and Services	154	92	484	634	638	726
External Sales	1,023	1,105	4,157	6,572	5,180	7,677

	Upstream
For the twelve months ended	Oil Sands		Conventional		Offshore		Total
December 31,	2025	2024	2025	2024	2025	2024	2025	2024
Crude Oil	20,215	21,183	215	207	401	321	20,831	21,711
Natural Gas and Other	318	332	864	648	850	925	2,032	1,905
NGLs (1)	1,008	342	226	356	257	326	1,491	1,024
External Sales	21,541	21,857	1,305	1,211	1,508	1,572	24,354	24,640

	Downstream
	Canadian Refining		U.S. Refining		Total
For the twelve months ended December 31,	2025	2024	2025	2024	2025	2024
Gasoline	234	429	11,640	13,792	11,874	14,221
Distillates (2)	1,422	1,484	9,170	10,632	10,592	12,116
Synthetic Crude Oil	1,567	1,814	—	—	1,567	1,814
Asphalt	506	548	924	1,029	1,430	1,577
Other Products and Services	553	512	2,381	2,846	2,934	3,358
External Sales	4,282	4,787	24,115	28,299	28,397	33,086
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
C) Geographical Information

	Revenues (1)
	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Canada	6,430	6,556	23,789	26,791
United States	4,198	5,967	24,895	26,333
China	255	290	1,012	1,153
Consolidated	10,883	12,813	49,696	54,277
(1)Revenues from external customers by country are classified based on the jurisdiction in which the selling entities are located.

	Non-Current Assets (1)
As at December 31,	2025	2024
Canada	47,641	37,006
United States	2,514	5,902
China	939	1,249
Indonesia	203	295
Consolidated	51,297	44,452
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals, intangible assets and goodwill.
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
As at December 31,	2025	2024	2025	2024	2025	2024
Oil Sands	568	461	34,149	24,646	1,204	1,018
Conventional	—	15	2,202	2,230	44	57
Offshore	7	8	4,008	3,365	180	95
Canadian Refining	—	—	2,452	2,511	50	39
U.S. Refining	—	—	2,238	5,538	287	342
Corporate and Eliminations	—	—	211	278	388	399
Consolidated	575	484	45,260	38,568	2,153	1,950

	Goodwill		Total Assets
As at December 31,	2025	2024	2025	2024
Oil Sands	2,912	2,923	42,505	31,668
Conventional	—	—	2,579	2,610
Offshore	—	—	4,756	4,089
Canadian Refining	—	—	2,831	2,901
U.S. Refining	—	—	4,698	9,517
Corporate and Eliminations	—	—	6,055	5,754
Consolidated	2,912	2,923	63,424	56,539

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
E) Capital Expenditures (1)

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Capital Investment
Oil Sands	862	773	2,944	2,714
Conventional	151	121	453	421
Offshore
Atlantic	174	312	848	1,077
Asia Pacific	32	24	86	68
Total Upstream	1,219	1,230	4,331	4,280

Canadian Refining	34	63	117	208
U.S. Refining	99	168	442	488
Total Downstream	133	231	559	696

Corporate and Eliminations	8	17	17	39
	1,360	1,478	4,907	5,015
Acquisitions
Oil Sands (Note 3)	9,885	2	10,120	9
Conventional	11	1	44	13
	9,896	3	10,164	22
Total Capital Expenditures	11,256	1,481	15,071	5,037
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”. These interim Consolidated Financial Statements were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2024.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2024, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective February 18, 2026.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

3. MEG ENERGY CORP. ACQUISITION
A) Summary of the Acquisition
On November 13, 2025, Cenovus completed the MEG Acquisition pursuant to which Cenovus acquired all the issued and outstanding common shares of MEG, other than common shares of MEG already owned by Cenovus, for total purchase consideration of $7.1 billion, consisting of $3.4 billion in cash, 143.9 million Cenovus common shares and $32 million of assumed stock-based compensation. Prior to closing the MEG Acquisition, the Company held an aggregate of 25.0 million common shares of MEG with an acquisition-date fair value of $775 million.
The MEG Acquisition provides Cenovus with additional oil sands assets that are directly adjacent to the Company’s Christina Lake asset and are reported under the Christina Lake results in the Oil Sands segment.
The MEG Acquisition was accounted for using the acquisition method pursuant to IFRS 3, “Business Combinations” (“IFRS 3”). Under the acquisition method, assets and liabilities are recorded at fair value on the date of acquisition, with the exception of ROU assets, lease liabilities, income taxes and stock-based compensation. The total consideration is allocated to the assets acquired and liabilities assumed. The excess of consideration given over the fair value of the net assets acquired, if any, is recorded as goodwill. In accordance with the step acquisition treatment of IFRS 3, the previously held interest in MEG is required to be re-measured to fair value at the acquisition date with any gain or loss recognized in net earnings (loss).
B) Identifiable Assets Acquired and Liabilities Assumed
The preliminary purchase price allocation is based on Management’s best estimate of fair value. Upon finalizing the fair value of net assets acquired, adjustments to initial estimates, including goodwill, may be required.
The following table summarizes the details of the consideration and the recognized amounts of assets acquired and liabilities assumed at the date of the acquisition.

As at	November 13, 2025
Consideration
Cash	3,441
Common Shares (1)	3,667
Stock-Based Compensation	32
Total Purchase Consideration	7,140
Fair Value of Pre-Existing Ownership Interest	775
Total Consideration	7,915

Identifiable Assets Acquired and Liabilities Assumed
Cash	36
Accounts Receivable and Accrued Revenues	571
Income Tax Receivable	13
Inventories	499
Exploration and Evaluation Assets	174
Property, Plant and Equipment	9,709
Right-of-Use Assets	301
Other Assets	13
Accounts Payable and Accrued Liabilities	(444)
Income Tax Payable	(3)
Long-Term Debt	(843)
Lease Liabilities	(366)
Decommissioning Liabilities	(184)
Other Liabilities	(27)
Deferred Income Tax Liabilities, Net	(1,534)
Total Identifiable Net Assets	7,915
Goodwill	—
(1)Based on the November 13, 2025, opening share price of $25.48, as reported on the TSX.
The fair value and gross contractual amount of acquired accounts receivable and accrued revenues was $571 million, all of which was collected.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
C) Fair Value of Pre-Existing Ownership Interest
The acquisition-date fair value of the previously held MEG common shares was estimated to be $775 million and the net carrying value was $752 million. Cenovus recognized a revaluation gain of $23 million, which is recorded in gain (loss) on divestiture of assets in net earnings (loss).
D) Transaction Costs
For the three and twelve months ended December 31, 2025, integration and transaction costs related to the acquisition of $70 million and $72 million, respectively, were recognized in net earnings (loss).
E) Revenue and Profit Contribution
The acquired business contributed revenues of $623 million and segment income of $29 million for the period from November 13, 2025, to December 31, 2025.
If the closing of the MEG Acquisition had occurred on January 1, 2025, Cenovus's consolidated pro forma revenues and segment income for the twelve months ended December 31, 2025, would have been $53.4 billion and $6.0 billion, respectively. These amounts were calculated using results from the acquired business adjusting them for additional DD&A that would be charged assuming the fair value adjustments to PP&E had applied from January 1, 2025, and differences in accounting policies. This pro forma information is not necessarily indicative of the results that would have been obtained if the MEG Acquisition had actually occurred on January 1, 2025.

4. FINANCE COSTS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Interest Expense – Short-Term Borrowings and Long-Term Debt	102	78	333	307
Net Premium (Discount) on Redemption of Long-Term Debt (1)	9	—	9	—
Interest Expense – Lease Liabilities (Note 12)	45	43	171	162
Unwinding of Discount on Decommissioning Liabilities (Note 14)	64	56	243	225
Other	—	5	40	35
Capitalized Interest	(25)	(15)	(86)	(45)
Finance Costs	195	167	710	684
Interest Income	(30)	(47)	(141)	(170)
	165	120	569	514
(1)Includes the premium on redemption, transaction costs and the amortization of associated fair value adjustments.

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	(128)	338	(312)	442
Other	(48)	111	(112)	108
Unrealized Foreign Exchange (Gain) Loss	(176)	449	(424)	550
Realized Foreign Exchange (Gain) Loss	11	(68)	63	(88)
	(165)	381	(361)	462

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

6. DIVESTITURES
On September 30, 2025, the Company divested its entire 50 percent interest in WRB, which was reported in the U.S. Refining segment, for proceeds of US$1.3 billion (C$1.9 billion) after closing adjustments. The before-tax gain of $119 million on divestiture reflects the difference between proceeds and the Company’s share of net assets of $3.0 billion and a cumulative foreign currency translation adjustment directly attributable to WRB of $1.3 billion (see Note 17) that was recycled upon divestiture.
The Company also closed the sale of certain Lloydminster thermal assets in the Oil Sands segment for total proceeds of $75 million in cash and variable consideration of $29 million, which resulted in a before-tax loss of $58 million.

7. IMPAIRMENT CHARGES AND REVERSALS
A) Upstream Cash-Generating Units
i) 2025 Impairment Charges
The Company tested cash-generating units (“CGUs”) with associated goodwill for impairment as at December 31, 2025, and there were no impairments. No impairment indicators were identified for the remaining CGUs.
Key Assumptions
The recoverable amounts (Level 3) of Cenovus’s Oil Sands CGUs with associated goodwill were estimated using fair value less costs of disposal (“FVLCOD”). Key assumptions used to estimate the present value of future net cash flows from reserves include expected future production volumes, quantity of reserves, forward commodity prices, and future development and operating expenses, all consistent with Cenovus’s independent qualified reserve evaluators (“IQREs”), as well as discount rates. Fair values for producing properties were calculated based on discounted after-tax cash flows of proved and probable reserves using the IQRE forward prices and cost estimates as at December 31, 2025. All reserves were evaluated as at December 31, 2025, by the Company’s IQREs.
Crude Oil, NGLs and Natural Gas Prices
The forward commodity prices as at December 31, 2025, used to determine future cash flows from crude oil, NGLs and natural gas reserves were:

	2026	2027	2028	2029	2030	Average Annual Increase Thereafter (percent)
WTI (1) (US$/bbl) (2)	59.92	65.10	70.28	71.93	73.37	2.00
WCS (3) (C$/bbl)	65.13	70.43	76.90	78.71	80.29	2.00
Condensate at Edmonton (C$/bbl)	80.01	86.19	92.83	95.04	96.94	2.00
Alberta Energy Company Natural Gas (C$/Mcf) (4)	3.00	3.30	3.49	3.58	3.65	2.00
(1)West Texas Intermediate (“WTI”).
(2)Barrel ("bbl").
(3)Western Canadian Select at Hardisty (“WCS”).
(4)One thousand cubic feet (“Mcf”).
Discount Rates
Discounted future cash flows were determined by applying a discount rate of 13 percent.
Sensitivities
A one percent increase in the discount rate or a five percent decrease in forward commodity price estimates would not impact the results of the impairment tests performed.
ii) 2024 Impairment Charges
The Company tested the CGUs with associated goodwill for impairment as at December 31, 2024, and there were no impairments. No impairment indicators were identified for the remaining CGUs.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
B) Downstream Cash-Generating Units
i) 2025 Impairment Charges and Reversals
As at December 31, 2025, there were no indicators of impairment or impairment reversals for the Company's downstream CGUs.
ii) 2024 Impairment Charges and Reversals
As at December 31, 2024, lower forward Chicago 3-2-1 crack spreads, net of renewable identification numbers (“RINs”), that would result in lower margins for refined products was identified as an indicator of impairment for the Lima, Toledo and Wood River CGUs. As a result, these CGUs were tested for impairment.
The recoverable amounts of the Lima, Toledo and Wood River CGUs were in excess of their respective carrying amounts and no impairment was recorded. There were no indicators of impairment for the remaining downstream CGUs and no indicators of impairment reversal for the Superior and Borger CGUs.

8. INCOME TAXES

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Current Tax
Canada	(251)	311	540	1,141
United States	(1)	7	(1)	9
Asia Pacific	54	57	198	214
Other International	9	13	41	39
Total Current Tax Expense (Recovery)	(189)	388	778	1,403
Deferred Tax Expense (Recovery)	289	(350)	(231)	(474)
	100	38	547	929

9. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Net Earnings (Loss)	934	146	3,930	3,142
Effect of Cumulative Dividends on Preferred Shares	(2)	(9)	(14)	(36)
Net Earnings (Loss) – Basic	932	137	3,916	3,106
Effect of Stock-Based Compensation	(7)	(7)	(1)	3
Net Earnings (Loss) – Diluted	925	130	3,915	3,109

Basic – Weighted Average Number of Shares (thousands)	1,818,955	1,825,847	1,809,902	1,850,193
Dilutive Effect of Warrants	2,185	2,704	2,782	4,483
Dilutive Effect of Stock-Based Compensation	14,954	10,410	7,177	8,540
Diluted – Weighted Average Number of Shares (thousands)	1,836,094	1,838,961	1,819,861	1,863,216

Net Earnings (Loss) Per Common Share – Basic ($)	0.51	0.08	2.16	1.68
Net Earnings (Loss) Per Common Share – Diluted (1) ($)	0.50	0.07	2.15	1.67
(1)For the three and twelve months ended December 31, 2025, 8.9 million and 9.0 million, respectively (2024 — 3.5 million and 9.8 million, respectively) common shares related to the assumed exercise of stock-based compensation were excluded from the calculation of dilutive net earnings (loss) per share, as the effect was anti-dilutive.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
B) Common Share Dividends

	2025		2024
For the twelve months ended December 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.780	1,423	0.680	1,255
Variable Dividends	—	—	0.135	251
Total Common Share Dividends Declared and Paid	0.780	1,423	0.815	1,506
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On February 18, 2026, the Company’s Board of Directors declared a first quarter base dividend of $0.200 per common share, payable on March 31, 2026, to common shareholders of record as at March 13, 2026.
C) Preferred Share Dividends

For the twelve months ended December 31,	2025	2024
Series 1 First Preferred Shares	7	7
Series 2 First Preferred Shares	1	2
Series 3 First Preferred Shares	—	12
Series 5 First Preferred Shares	2	9
Series 7 First Preferred Shares	4	6
Total Preferred Share Dividends Declared	14	36
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
For the twelve months ended December 31, 2025, the Company paid preferred share dividends of $14 million (2024 – $45 million).
On February 18, 2026, the Company’s Board of Directors declared first quarter preferred share dividends of $2 million payable on March 31, 2026, to preferred shareholders of record as at March 13, 2026.

10. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2024	484
Acquisitions (Note 3)	174
Additions	87
Transfer to PP&E (Note 11)	(145)
Write-downs (1)	(25)
Exchange Rate Movements and Other	—
As at December 31, 2025	575
(1)For the twelve months ended December 31, 2025, previously capitalized E&E costs of $4 million and $21 million in the Oil Sands and Conventional segments, respectively, were written off as exploration expense, as the carrying value was not considered to be recoverable.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2024	52,090	280	14,325	1,975	68,670
Acquisitions (Note 3)	9,990	—	—	—	9,990
Additions	4,244	4	543	29	4,820
Transfer from E&E (Note 10)	145	—	—	—	145
Change in Decommissioning Liabilities	184	(1)	1	(4)	180
Divestitures (Note 6)	(593)	—	(7,243)	(18)	(7,854)
Exchange Rate Movements and Other (2)	(493)	(8)	(479)	(23)	(1,003)
As at December 31, 2025	65,567	275	7,147	1,959	74,948

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2024	21,849	141	6,675	1,437	30,102
Depreciation, Depletion and Amortization	4,154	11	617	79	4,861
Divestitures (Note 6)	(408)	—	(4,195)	(8)	(4,611)
Exchange Rate Movements and Other (2)	(387)	(9)	(263)	(5)	(664)
As at December 31, 2025	25,208	143	2,834	1,503	29,688

CARRYING VALUE
As at December 31, 2024	30,241	139	7,650	538	38,568
As at December 31, 2025	40,359	132	4,313	456	45,260
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.
(2)Includes derecognition of fully depreciated and depleted assets no longer owned by Cenovus of $362 million.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

12. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2024	592	2,392	178	125	3,287
Acquisitions (Note 3)	9	292	—	—	301
Additions	8	153	—	15	176
Modifications	4	143	1	2	150
Divestitures (Note 6)	(1)	(175)	(23)	(9)	(208)
Exchange Rate Movements and Other	(1)	(170)	(8)	(11)	(190)
As at December 31, 2025	611	2,635	148	122	3,516

ACCUMULATED DEPRECIATION
As at December 31, 2024	193	999	94	51	1,337
Depreciation	35	248	11	37	331
Divestitures (Note 6)	(1)	(144)	(8)	(9)	(162)
Exchange Rate Movements and Other	(4)	(126)	(5)	(8)	(143)
As at December 31, 2025	223	977	92	71	1,363

CARRYING VALUE
As at December 31, 2024	399	1,393	84	74	1,950
As at December 31, 2025	388	1,658	56	51	2,153
(1)Includes a pipeline, storage tanks, terminals, railcars, vessels, a natural gas processing plant and caverns.
(2)Includes assets in the commercial fuels business, fleet vehicles, camps and other equipment.
B) Lease Liabilities

Total
As at December 31, 2024	2,927
Acquisitions (Note 3)	366
Additions	174
Interest Expense (Note 4)	171
Lease Payments	(521)
Divestitures (Note 6)	(39)
Modifications	150
Exchange Rate Movements and Other	(53)
As at December 31, 2025	3,175
Less: Current Portion	369
Long-Term Portion	2,806

13. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

As at December 31,	Notes	2025	2024
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	173
Total Debt Principal		—	173

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
i) Uncommitted Demand Facilities
As at December 31, 2025, the Company had uncommitted demand facilities of $1.5 billion (December 31, 2024 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at December 31, 2025, there were outstanding letters of credit aggregating to $341 million (December 31, 2024 – $355 million) and no direct borrowings (December 31, 2024 – $nil).
ii) WRB Uncommitted Demand Facilities
On September 30, 2025, Cenovus completed the divestiture of its entire 50 percent interest in WRB, which included the Company’s proportionate share of the WRB uncommitted demand facilities outstanding of US$225 million (C$313 million) (see Note 6). Cenovus’s proportionate share of the WRB uncommitted demand facilities outstanding as at December 31, 2024, was US$120 million (C$173 million).
B) Long-Term Debt

As at December 31,	Notes	2025	2024
Committed Credit Facility	i	—	—
Term Loan Facility	ii	2,700	—
U.S. Dollar Denominated Senior Unsecured Notes	iii	5,887	5,470
Canadian Dollar Senior Unsecured Notes	iii	2,450	2,000
Total Debt Principal		11,037	7,470
Debt Premiums (Discounts), Net, and Transaction Costs		(5)	64
Long-Term Debt		11,032	7,534
Less: Current Portion		—	192
Long-Term Portion		11,032	7,342
i) Committed Credit Facility
On September 19, 2025, Cenovus renewed its existing committed credit facility to extend the maturity dates by more than one year. As at December 31, 2025, the committed credit facility consists of a $3.3 billion tranche maturing on September 19, 2029, and a $2.2 billion tranche maturing on September 19, 2028. As at December 31, 2025, no amount was drawn on the credit facility (December 31, 2024 – $nil).
The committed credit facility may include Canadian Overnight Repo Rate Average (“CORRA”) loans, Secured Overnight Financing Rate (“SOFR”) loans, prime rate loans and U.S. Base Rate (“USBR”) loans.
ii) Term Loan Facility
Cenovus obtained a $2.7 billion term loan facility maturing on February 28, 2029, to fund a portion of the cash consideration for the MEG Acquisition (see Note 3). The term loan facility is unsecured and bears interest at the CORRA, SOFR, prime lending rate or USBR, as selected by the Company, plus the applicable pricing margins, which vary based on the Company’s credit rating.
iii) U.S. Dollar Denominated and Canadian Dollar Denominated Senior Unsecured Notes
Upon maturity on July 15, 2025, the Company repaid its 5.38 percent senior unsecured notes with a principal of US$133 million, in full.
Upon closing of the MEG Acquisition, the Company assumed MEG’s U.S. dollar senior unsecured notes with a fair value of $843 million (notional value – US$600 million) (see Note 3). The notes were subsequently redeemed on December 1, 2025, in full.
On November 20, 2025, the Company closed public offerings in Canada and the U.S. of senior unsecured notes of $2.6 billion, composed of $650 million 4.25 percent notes due in 2033, $550 million 4.60 percent notes due in 2035, US$500 million 4.65 percent notes due in 2031 and US$500 million 5.40 percent notes due in 2036.
On December 1, 2025, the Company redeemed its 4.25 percent senior unsecured notes with a principal of US$373 million, in full. On December 22, 2025, the Company redeemed its 3.60 percent senior unsecured notes with a principal of $750 million, in full. For the twelve months ended December 31, 2025, a premium on redemption, net of amortization costs, of $9 million was recorded in finance costs.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
The principal amounts of the Company’s outstanding senior unsecured notes are:

	2025		2024
As at December 31,	US$ Principal	C$ Principal and Equivalent	US$ Principal	C$ Principal and Equivalent
U.S. Dollar Denominated Senior Unsecured Notes
5.38% due July 15, 2025	—	—	133	192
4.25% due April 15, 2027	—	—	373	537
4.40% due April 15, 2029	183	250	183	262
4.65% due March 20, 2031	500	685	—	—
2.65% due January 15, 2032	500	685	500	720
5.40% due March 20, 2036	500	685	—	—
5.25% due June 15, 2037	333	457	333	479
6.80% due September 15, 2037	191	262	191	275
6.75% due November 15, 2039	652	894	652	938
4.45% due September 15, 2042	91	125	91	131
5.20% due September 15, 2043	27	37	27	39
5.40% due June 15, 2047	569	779	569	818
3.75% due February 15, 2052	750	1,028	750	1,079
	4,296	5,887	3,802	5,470
Canadian Dollar Senior Unsecured Notes
3.60% due March 10, 2027		—		750
3.50% due February 7, 2028		1,250		1,250
4.25% due March 20, 2033		650		—
4.60% due November 20, 2035		550		—
		2,450		2,000
Total Senior Unsecured Notes		8,337		7,470
As at December 31, 2025, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility and term loan facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreements, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity and Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents, and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions, while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, steward working capital, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a WTI price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices or the strengthening or weakening of the Canadian dollar relative to the U.S. dollar.
On November 28, 2025, Cenovus filed a base shelf prospectus that allows the Company to offer, from time to time, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units in Canada, the U.S. and elsewhere as permitted by law. The base shelf prospectus will expire in December 2028. Offerings under the base shelf prospectus are subject to market conditions on terms set forth in one or more prospectus supplements.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
Net Debt to Adjusted EBITDA

As at December 31,	2025	2024
Short-Term Borrowings	—	173
Current Portion of Long-Term Debt	—	192
Long-Term Portion of Long-Term Debt	11,032	7,342
Total Debt	11,032	7,707
Less: Cash and Cash Equivalents	(2,740)	(3,093)
Net Debt	8,292	4,614

Net Earnings (Loss)	3,930	3,142
Add (Deduct):
Finance Costs, Net	569	514
Income Tax Expense (Recovery)	547	929
Depreciation, Depletion and Amortization	5,192	4,871
Exploration and Evaluation Asset Write-downs	25	37
(Income) Loss From Equity-Accounted Affiliates	(53)	(66)
Unrealized (Gain) Loss on Risk Management	(15)	12
Foreign Exchange (Gain) Loss, Net	(361)	462
(Gain) Loss on Divestiture of Assets	(87)	(119)
Re-measurement of Contingent Payments	—	30
Other (Income) Loss, Net	(115)	(55)
Adjusted EBITDA (1)	9,632	9,757

Net Debt to Adjusted EBITDA (times)	0.9	0.5
(1)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

As at December 31,	2025	2024
Net Debt	8,292	4,614

Cash From (Used in) Operating Activities	8,228	9,235
(Add) Deduct:
Settlement of Decommissioning Liabilities	(280)	(234)
Net Change in Non-Cash Working Capital	(363)	1,305
Adjusted Funds Flow (1)	8,871	8,164

Net Debt to Adjusted Funds Flow (times)	0.9	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

As at December 31,	2025	2024
Net Debt	8,292	4,614
Shareholders’ Equity	31,622	29,754
Capitalization	39,914	34,368

Net Debt to Capitalization (percent)	21	13

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

14. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2024	4,534
Liabilities Acquired (Note 3)	267
Liabilities Incurred	269
Liabilities Settled	(280)
Change in Estimated Future Cash Flows	54
Change in Discount Rate	(143)
Unwinding of Discount on Decommissioning Liabilities (Note 4)	243
Liabilities Divested (Note 6)	(61)
Exchange Rate Movements	(11)
As at December 31, 2025	4,872
As at December 31, 2025, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2024 – 5.2 percent) and assumes an inflation rate of two percent (December 31, 2024 – two percent).

15. OTHER LIABILITIES

As at December 31,	2025	2024
Renewable Volume Obligation, Net (1)	235	284
Pension and Other Post-Employment Benefit Plan	260	269
Employee Long-Term Incentives	169	96
Provisions for Onerous and Unfavourable Contracts	83	66
Provision for West White Rose Expansion Project	—	54
Other	142	150
	889	919
(1)The gross amounts of the renewable volume obligation and RINs asset were $853 million and $618 million, respectively (December 31, 2024 – $652 million and $368 million, respectively).

16. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	December 31, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,825,038	15,659	1,871,868	16,031
Issued Under the MEG Acquisition, Net of Issuance Costs (Note 4)	143,935	3,667	—	—
Issued Upon Exercise of Warrants	2,471	24	3,982	39
Issued Under Stock Option Plans	1,394	20	5,049	68
Purchase of Common Shares Under NCIB	(89,438)	(771)	(55,861)	(479)
Outstanding, End of Period	1,883,400	18,599	1,825,038	15,659
As at December 31, 2025, there were 24.9 million common shares available for future issuance under the stock option plan.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
C) Normal Course Issuer Bid
For the twelve months ended December 31, 2025, the Company purchased and cancelled 89.4 million common shares through the NCIB. The common shares were purchased at a volume weighted average price of $21.87 per common share for a total of $2.0 billion. Paid in surplus representing the retained earnings prior to the split with Encana Corporation, now known as Ovintiv Inc., was reduced in full by $541 million. Retained earnings was then reduced by $683 million. The cumulative reduction to paid in surplus and retained earnings was $1.2 billion, which relates to the excess of the purchase price of the common shares over their average carrying value and share buyback tax of $38 million.
On November 7, 2025, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 120.3 million common shares during the period from November 11, 2025, to November 10, 2026.
From January 1, 2026, to February 13, 2026, the Company purchased an additional 5.0 million common shares for $126 million. As at February 13, 2026, the Company can further purchase up to 107.9 million common shares under the NCIB.
D) Treasury Shares
Cenovus has an employee benefit plan trust (the “Trust”). The Trust, through an independent trustee, acquires Cenovus’s common shares on the open market, which are held to satisfy the Company’s obligations under certain stock-based compensation plans.

	December 31, 2025		December 31, 2024
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	2,000	43	—	—
Purchased Under Employee Benefit Plan	7,100	155	2,000	43
Distributed Under Employee Benefit Plan	(3,842)	(82)	—	—
Outstanding, End of Period	5,258	116	2,000	43
Paid in surplus was reduced by $6 million, representing the difference between the long-term incentive obligation and the weighted average carrying value of the treasury shares on settlement.
E) Issued and Outstanding – Preferred Shares

	December 31, 2025		December 31, 2024
	Number of Preferred Shares (thousands)	Amount	Number of Preferred Shares (thousands)	Amount
Outstanding, Beginning of Year	26,000	356	36,000	519
Preferred Shares Redeemed	(14,000)	(243)	(10,000)	(163)
Outstanding, End of Period	12,000	113	26,000	356
On March 31, 2025, and June 30, 2025, Cenovus exercised its right to redeem all 8.0 million of the Company’s series 5 preferred shares and all 6.0 million of the Company’s series 7 preferred shares, respectively. The preferred shares were redeemed at a price of $25.00 per share, for a total of $350 million. Paid in surplus was reduced by $107 million, representing the excess of the purchase price of the preferred shares over their carrying value.
The Company had the following preferred shares outstanding as at December 31, 2025:

As at December 31, 2025	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	3.95	1,260
(1) The floating-rate dividend was 5.21 percent from December 31, 2024, to March 30, 2025, 4.57 percent from March 31, 2025, to June 29, 2025, 4.37 percent from June 30, 2025 to September 29, 2025, and 4.39 percent from September 30, 2025, to December 30, 2025.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
F) Issued and Outstanding – Warrants

	December 31, 2025		December 31, 2024
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	3,643	12	7,625	25
Exercised	(2,471)	(8)	(3,982)	(13)
Outstanding, End of Period	1,172	4	3,643	12
The exercise price of the warrants was $6.54 per share. The warrants expired on January 1, 2026.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Investments	Foreign Currency Translation Adjustment	Total
As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	19	81	1,020	1,120
Income Tax (Expense) Recovery	(5)	(10)	—	(15)
As at December 31, 2024	69	156	2,088	2,313
Other Comprehensive Income (Loss), Before Tax	22	(27)	(643)	(648)
Reclassification on Divestiture (Note 6)	—	—	(1,261)	(1,261)
Income Tax (Expense) Recovery	(5)	2	—	(3)
As at December 31, 2025	86	131	184	401

18. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include net settlement rights (“NSRs”), performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units. As at December 31, 2025, no Cenovus replacement stock options were outstanding.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at December 31, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	10,862	4,883
Performance Share Units	7,529	—
Restricted Share Units	11,763	—
Deferred Share Units	1,834	1,834
The weighted average exercise price of NSRs outstanding as at December 31, 2025, was $19.40.

	Units Granted	Units Vested and Exercised/ Paid Out
For the twelve months ended December 31, 2025	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	4,389	1,384
Cenovus Replacement Stock Options	—	329
Performance Share Units	3,365	2,305
Restricted Share Units (1)	6,988	2,828
Deferred Share Units	373	371
(1)Units granted include 2,630 thousand RSUs assumed through the MEG Acquisition (see Note 3).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

	Weighted Average Exercise Price	Units Exercised
For the twelve months ended December 31, 2025	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	12.38	1,056
Stock Options With Associated Net Settlement Rights Exercised and Net Settled for Common Shares (1)	9.48	328
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	3.54	317
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (2)	3.54	12
(1)NSRs were net settled for 328 thousand common shares.
(2)Cenovus replacement stock options were net settled for 10 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Stock Options With Associated Net Settlement Rights	2	3	10	12
Cenovus Replacement Stock Options	—	—	(1)	1
Performance Share Units	57	(9)	96	48
Restricted Share Units	15	10	76	60
Deferred Share Units	—	(1)	10	5
Stock-Based Compensation Expense (Recovery)	74	3	191	126
PSUs and RSUs granted under the Performance Share Unit Plan and Restricted Share Unit Plan for Local Employees in the Asia Pacific region may only be settled in cash.

19. RELATED PARTY TRANSACTIONS
Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP and applies the equity method of accounting. The Company charges HMLP for construction and management services, and incurs costs for the use of HMLP’s pipeline systems, as well as transportation and storage services. Access fees and transportation and storage services are based on contractually agreed rates with HMLP.
The following table summarizes revenues and associated expenses related to HMLP:

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Revenues from Construction and Management Services	48	39	164	155
Transportation Expenses	67	71	258	278

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

20. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, long-term debt, certain portions of other assets and certain portions of other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and certain portions of other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at December 31, 2025, the carrying value of Cenovus’s long-term debt was $11.0 billion and the fair value was $10.6 billion (December 31, 2024, carrying value – $7.5 billion; fair value – $6.9 billion).
The Company classifies certain private equity investments as FVOCI as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent market activity which may include equity transactions of the entity when available (Level 3).
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2024	219
Acquisitions	6
Transfer to Investments in Equity-Accounted Affiliates	(5)
Changes in Fair Value	(27)
As at December 31, 2025	193
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), and other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of condensate and refined product futures; crude oil and natural gas futures and swaps; and renewable power, power and foreign exchange contracts. The Company may also enter into forwards and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined products and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity, extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts is calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	29

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
Summary of Risk Management Positions

	2025			2024
	Risk Management			Risk Management
As at December 31,	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Condensate, Natural Gas and Refined Products	27	30	(3)	9	10	(1)
Power Contracts	2	—	2	6	—	6
Renewable Power Contracts	17	6	11	5	—	5
Foreign Exchange Rate Contracts	—	—	—	—	3	(3)
	46	36	10	20	13	7
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

As at December 31,	2025	2024
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(1)	2
Level 3 – Prices Sourced From Partially Unobservable Data	11	5
	10	7
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2024	7
Change in Fair Value of Contracts in Place, Beginning of Year	2
Change in Fair Value of Contracts Entered Into During the Period	23
Fair Value of Contracts Realized During the Period	(22)
As at December 31, 2025	10
C) Earnings Impact of (Gains) Losses From Risk Management Positions

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025	2024	2025	2024
Realized (Gain) Loss	(8)	35	(22)	46
Unrealized (Gain) Loss	50	(19)	(15)	12
(Gain) Loss on Risk Management	42	16	(37)	58
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	30

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

21. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates and commodity power prices, as well as credit risk and liquidity risk.
As at December 31, 2025, the fair value of risk management positions was a net asset of $10 million. As at December 31, 2025, there were no foreign exchange contracts or interest rate contracts outstanding. As at December 31, 2024, there were foreign exchange contracts with a notional value of US$250 million and no interest rate contracts outstanding.
Net Fair Value of Risk Management Positions

As at December 31, 2025	Notional Volumes (1) (2)	Terms	Weighted Average Price (2)	Fair Value Asset (Liability)
WTI Contracts Related to Blending (3)
WTI Fixed – Sell	9.3 MMbbls	January 2026 - December 2026	US$59.15/bbl	25
WTI Fixed – Buy	0.7 MMbbls	January 2026 - December 2026	US$60.14/bbl	(3)
Power Contracts				2
Renewable Power Contracts				11
Other Financial Positions (4)				(25)
Total Fair Value				10
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    WTI futures contracts are used to help manage price exposure to condensate used for blending. Includes individual WTI contracts with varying terms, the longest of which is 12 months.
(4)    Includes risk management positions related to WCS, heavy oil, light oil and condensate differentials, benchmark delivery location spreads, Belvieu and heating oil fixed price contracts, natural gas basis and fixed price contracts, and reformulated blendstock for oxygenate blending gasoline contracts.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at December 31, 2025	Sensitivity Range	Increase	Decrease
Crude Oil and Condensate Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
Crude Oil and Condensate Differential Price (1)	± US$2.50/bbl Applied to Differential Hedges Tied to Production	1	(1)
WCS (Hardisty) Differential Price	± US$2.50/bbl Applied to WCS Differential Hedges Tied to Production	13	(13)
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(4)	4
Natural Gas Commodity Price	± US$0.50/Mcf Applied to Natural Gas Hedges Tied to Production	—	—
Natural Gas Basis Price	± US$0.50/Mcf Applied to Natural Gas Basis Hedges	—	—
Power Commodity Price	± C$10.00/MWh (2) Applied to Power Hedges	39	(39)
(1)Excluding WCS at Hardisty.
(2)One thousand kilowatts of electricity per hour (“MWh”).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	31

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
As at December 31, 2025, approximately 81 percent (December 31, 2024 – 79 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 99 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.3 percent as at December 31, 2025 (December 31, 2024 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 13, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times at a WTI price of US$45.00 per barrel to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at December 31, 2025	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities	5,847	—	—	—	5,847
Long-Term Debt (1)	473	2,206	3,633	9,718	16,030
Lease Liabilities (1)	519	922	688	2,719	4,848
(1)Principal and interest, including current portion, if applicable.

22. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

As at December 31,	2025	2024
Total Current Assets	9,890	10,434
Total Current Liabilities	6,314	7,362
Working Capital	3,576	3,072
B) Changes in Non-Cash Working Capital

	Three Months Ended		Twelve Months Ended
For the periods ended December 31,	2025 (1)	2024	2025 (1) (2)	2024
Accounts Receivable and Accrued Revenues	(33)	221	(575)	547
Income Tax Receivable	(296)	8	(124)	199
Inventories	295	(216)	716	(117)
Accounts Payable and Accrued Liabilities	(132)	239	(318)	299
Income Tax Payable	6	226	(298)	322
Total Change in Non-Cash Working Capital	(160)	478	(599)	1,250

Net Change in Non-Cash Working Capital – Operating Activities	(184)	492	(363)	1,305
Net Change in Non-Cash Working Capital – Investing Activities	24	(14)	(236)	(55)
Total Change in Non-Cash Working Capital	(160)	478	(599)	1,250
(1)Excludes the impact of acquisitions (see Note 3).
(2)Excludes the impact of the divestiture of WRB (see Note 6).

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	32

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025
C) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Repurchase Agreements Payable (1)	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2023	9	—	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	5	—	—
Principal Repayment of Leases	—	—	—	—	(299)
Dividends Paid	(1,551)	—	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	—	(16)	—
Lease Additions	—	—	—	—	363
Base Dividends Declared on Common Shares	1,255	—	—	—	—
Variable Dividends Declared on Common Shares	251	—	—	—	—
Dividends Declared on Preferred Shares	36	—	—	—	—
Exchange Rate Movements and Other	—	—	(11)	442	205
As at December 31, 2024	—	—	173	7,534	2,927
Acquisition	—	—	—	855	—
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	—	152	—	—
Issuance of Long-Term Debt	—	—	—	5,265	—
Repayment of Long-Term Debt	—	—	—	(2,324)	—
Principal Repayment of Leases	—	—	—	—	(350)
Proceeds on Repurchase Agreements	—	840	—	—	—
Repayment of Repurchase Agreements	—	(427)	—	—	—
Dividends Paid	(1,437)	—	—	—	—
Non-Cash Changes:
Divestiture of Short-Term Borrowings	—	—	(313)	—	—
Finance and Transaction Costs	—	—	—	(7)	—
Lease Acquisitions	—	—	—	—	366
Lease Additions	—	—	—	—	174
Lease Divestitures	—	—	—	—	(39)
Lease Modifications	—	—	—	—	150
Base Dividends Declared on Common Shares	1,423	—	—	—	—
Dividends Declared on Preferred Shares	14	—	—	—	—
Exchange Rate Movements and Other	—	(12)	(12)	(291)	(53)
As at December 31, 2025	—	401	—	11,032	3,175
(1)Repurchase Agreements primarily relate to RINs.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	33

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the periods ended December 31, 2025

23. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at December 31, 2025	1 Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	2,603	2,623	2,775	2,802	2,531	23,591	36,925
Real Estate	64	65	65	69	70	474	807
Obligation to Fund HCML	99	94	54	42	41	59	389
Other Long-Term Commitments	547	184	151	117	111	484	1,594
Total Commitments	3,313	2,966	3,045	3,030	2,753	24,608	39,715
(1)Includes transportation commitments that are subject to regulatory approval or were approved but are not yet in service of $7.7 billion, of which $1.6 billion were assumed from the MEG Acquisition. Terms are up to 15 years on commencement.
(2)As at December 31, 2025, includes $1.7 billion related to transportation and storage commitments with HMLP.
Through the MEG Acquisition, the Company assumed $8.3 billion of various transportation and storage commitments.
There were outstanding letters of credit aggregating to $341 million (December 31, 2024 – $355 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

Cenovus Energy Inc. – Q4 2025 Interim Consolidated Financial Statements	34